UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69650

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CVC FUNDING LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

767 FIFTH AVENUE, 14TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10153**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dmitriy Rutitskiy	212-751-4422	drutitskiy@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Robert Squire_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __CVC Funding, LLC_____, as of __December, 31_____, 2 _025_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CEO _____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CVC Funding, LLC

(A Wholly-Owned Subsidiary of CVC Credit Partners, LLC)

Statement of Financial Condition

Pursuant to Rule 17a-5(e)(3) under the

Securities and Exchange Act of 1934

December 31, 2025

(With Reports of Independent Registered Public Accounting Firm Therein)

CVC Funding, LLC
(A Wholly-Owned Subsidiary of CVC Credit Partners, LLC)
Index
December 31, 2025

Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us



Report of Independent Registered Public Accounting Firm

Member
CVC Funding, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CVC Funding, LLC (the Company) as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Forvis Mazars, LLP

We have served as the Company's auditor since 2024.

New York, New York
February 17, 2026

CVC Funding, LLC
(A Wholly-Owned Subsidiary of CVC Credit Partners, LLC)
Statement of Financial Condition
December 31, 2025

ASSETS		
Cash	$	22,635,701
Due from Parent, net		9,556,163
Due from Affiliate		105,000
Furniture and Equipment,		
Net of accumulated depreciation of $75,633		640,259
Right of Use Assets		9,306,436
Prepaid Expenses		112,528
Other Assets		4,680
Total Assets	$	42,360,767
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued Expenses	$	16,193,592
Lease Liabilities		10,709,977
Due to Affiliate		635,881
Accounts Payable		39,682
Total Liabilities		27,579,132
Member's Equity		14,781,635
Total Liabilities and Member's Equity	$	42,360,767

See accompanying notes to financial statement.

CVC Funding, LLC

(A Wholly-Owned Subsidiary of CVC Credit Partners, LLC)
Notes to Financial Statement
December 31, 2025

1. Nature of business

CVC Funding, LLC (the "Company"), is a State of Delaware limited liability company formed on June 3, 2015. The Company is wholly-owned by CVC Credit Partners LLC. (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts primarily as finder and/or placement agent to its own proprietary funds, as well as affiliated funds under Rule 506 of Regulation D and Regulation S. Fund sales in which the Company engages generally involves securities that are not registered with the SEC pursuant to the Securities Act of 1933 and that are offered by private equity funds or funds that are also not registered with the SEC pursuant to the Investment Company Act of 1940. The Company also acts as an underwriter in firm commitment or best efforts registered offerings.

2. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statement is presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Interest Income

The Company generates interest income from cash held in its bank accounts. Interest income is recognized on an accrual basis in the period in which it is earned. These interest-bearing deposits are carried at cost, which approximates fair value.

CVC Funding, LLC

(A Wholly-Owned Subsidiary of CVC Credit Partners, LLC)
Notes to Financial Statement
December 31, 2025

2. Summary of significant accounting policies - continued

Services Income from Parent
The Company generates revenue through the reimbursement of its non-Capital Markets operating expenses (excluding SIPC assessment and income taxes) of the Company plus a mark-up of 10% under the service agreement with the Parent. Revenue is recognized and the performance obligation is satisfied when the underlying expenses have been incurred.

Underwriting Income
Fees from underwriting are recognized in accordance with the terms of the related investment banking and advisory service agreements. Revenue under these agreements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled.

Furniture and Equipment

Furniture and Equipment are carried at cost, less accumulated depreciation and are depreciated using the straight line method based on their respective estimated useful lives.

Income Taxes

The Company is a single member Limited Liability Company and is treated as a disregarded entity for Federal and state/local income tax purposes and therefore any income or loss is included in the consolidated federal and state/local income tax returns of the Parent. The Company is not subject to federal and state income taxes.

Right-of-use assets and lease liabilities

The Company accounts for its long-term leases under the Accounting Standards Codification (ASC) 842, Leases. The guidance requires the recognition of right-of-use assets and lease liabilities on the statement of financial condition. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The right of use asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

4

CVC Funding, LLC

(A Wholly-Owned Subsidiary of CVC Credit Partners, LLC)
Notes to Financial Statement
December 31, 2025

2. Summary of significant accounting policies - continued

The Company leases office space in New York City from CVC Advisors (U.S.) Inc, an affiliated entity. This lease term commenced in August 2024 and expires on November 29, 2040. The lease is classified as an operating lease and is included in the data presented above. The Company also leases a printer/copier. The lease is for a 60-months term expiring in 2027. The lease is classified as an operating lease and is included in the data presented below.

The undiscounted maturity of the non-cancellable lease payments under the current lease agreement as of December 31, 2025 are as follows:

Year ending December 31,

2026		2,914,003
2027		791,414
2028		780,984
2029		780,984
2030		788,099
2031-2040		8,676,084
Total undiscounted lease payments	$	14,731,568
Imputed interest	$	4,021,591
Total discounted lease payments	$	10,709,977

The weighted average discount rate for both leases as of December 31, 2025 was 4.79%.

Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services outlined in Note 1. The Company has identified its CEO and CCO as the chief operating decision maker ("CODM") group, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

3. Cash and concentration of credit risk

In the normal course of business, the Company maintains its cash balances in one financial institution. The deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2025, the Company had $22,385,701 in excess of the FDIC-insured limit. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and management monitors the financial condition of the financial institution and does not anticipate any losses from this counterparty.

CVC Funding, LLC

(A Wholly-Owned Subsidiary of CVC Credit Partners, LLC)
Notes to Financial Statement
December 31, 2025

4. Related party transactions

Pursuant to a service agreement, the Parent provides various services and other operating assistance to the Company. These include professional services, physical premises, utilities, the use of travel, insurance, accounting services, personnel and other general and administrative services.

The Company is paid a service fee by the Parent based upon expenses incurred. The right of offset was made effective January 1, 2018 between the Company and the Parent and effectively allowed for the offsetting of receivables and payables between the Company and the Parent. Therefore, only a net receivable related to the activity under this agreement is recorded on the statement of financial condition. The related receivable from the Parent at December 31, 2025 was $9,556,163 and the net change from December 31, 2024 includes payments made by the Parent of $25,757,025.

For the year ended December, 31 2025, the Company recognized revenue from loan origination services provided to CVC Corporate Lending S.a r.l. As of December 31, 2025 $105,000 was outstanding and included in Due from Affiliate on the statement of Financial Condition.

5. Furniture and equipment

The major classes of fixed assets as of December 31, 2025 are as follows:

Asset Class		Cost		Accumulated Depreciation		Net
Furniture & fixtures	$	662,890	$	(49,190)	$	613,700
Computers & equipment		53,002		(26,443)		26,559
Total	$	715,892	$	(75,633)	$	640,259

6. Share-based compensation

The Company established a new grant on October 6, 2025 under the CVC Long Term Incentive Plan (the "Plan"). The grant consists of Equity-settled Options, where participants are granted options to acquire ordinary shares in CVC Capital Partners plc at market value set on grant date and Cash-settled Phantom Awards, where participants are granted rights to receive a cash payment based on the market value of CVC Capital Partners plc ordinary shares over a notional exercise price set at the time of the grant. Both the Options and Phantom Awards follow a vesting schedule of 20% per annum over five years. Vested options are exercisable from the third vesting date until the 10th anniversary of the grant date. Vesting occurs annually for Phantom Awards, however, the cash settlement for the first three years is deferred until the third vesting date and occurs annually after that.

The liability for cash-settled phantom awards as of December 31, 2025 was $11,442 and is included in Accrued Expenses on the Statement of Financial Condition.

CVC Funding, LLC

(A Wholly-Owned Subsidiary of CVC Credit Partners, LLC)
Notes to Financial Statement
December 31, 2025

7. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company's net capital was approximately $4,363,000, which was approximately $3,145,000 in excess of its minimum requirement of approximately $1,218,000.

8. Exemption from Rule 15c3-3

The Company has represented that it does not and will not hold customer funds or securities, and has not been subject to the reserve computation or possession and control provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

9. Risks and uncertainties

Political developments, natural disasters, public health crises and other events outside of the Company control can also adversely, directly and indirectly, impact the Company and its affiliates in material respects.

10. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025, and through February 17, 2026.

11. Subsequent events

The Company has evaluated events and transactions occurring subsequent to December 31, 2025. Management believes that no material events have occurred since December 31, 2025 through February 17, 2026, the date of the filing of this report that requires recognition or disclosure in the financial statement or related notes.